Final Term Sheet

Filed Pursuant to Rule 433
Registration Statement No. 333-270834
August 14, 2023

Otis Worldwide Corporation

$750,000,000 5.250% Notes due 2028

Issuer:	Otis Worldwide Corporation

Offering Format:	SEC Registered

Title of Securities:	5.250% Notes due 2028 (the “Notes”)

Trade Date:	August 14, 2023

Settlement Date:	August 16, 2023 (T+2)

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB

Principal Amount:	$750,000,000

Maturity Date:	August 16, 2028

Interest Payment Dates:	February 16 and August 16 of each year, beginning on February 16, 2024

Benchmark Treasury:	4.125% due July 31, 2028

Benchmark Treasury Price/Yield:	98-31¾ / 4.353%

Spread to Benchmark Treasury:	+98 basis points

Yield to Maturity:	5.333%

Price to Public:	99.640% of the principal amount

Coupon:	5.250%

Day Count Convention:	30/360

Underwriting Discount:	0.600%

Make-Whole Call:	At any time, and from time to time, prior to July 16, 2028, Treasury Rate plus 15 basis points

Par Call:	On or after July 16, 2028 (one month prior to the maturity date of the Notes)

Change of Control Offer:	101%

Minimum Denominations:	$2,000 x $1,000

Net Proceeds (before expenses):	$742,800,000

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Commerz Markets LLC
Deutsche Bank Securities Inc.
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Santander US Capital Markets LLC
SG Americas Securities, LLC
UniCredit Capital Markets LLC

Co-Managers:	Academy Securities, Inc. ICBC Standard Bank Plc Siebert Williams Shank & Co., LLC Westpac Capital Markets LLC

CUSIP / ISIN:	68902V AP2 / US68902VAP22

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (File No. 333-270834), including a prospectus dated March 24, 2023 and a preliminary prospectus supplement dated August 16, 2023, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling: BofA Securities, Inc. at 1-800-294-1322; Citigroup Global Markets Inc. by telephone at 1-800-831-9146; or Goldman Sachs & Co. LLC at 1-866-471-2526. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.

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